Exhibit 12.1

HSBC USA Inc.

Computation of Ratio of Earnings to Fixed Charges

(in  millions,  except  ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Excluding interest on deposits

Income before cumulative effect of accounting change	$529	$650	$1,258	$941	$855	$354	$569
Income tax expense	307	337	718	570	510	226	339
Less undistributed equity earnings	22	19	21	6	7	9	8
Fixed charges :
Interest on :
Borrowed funds	119	52	132	91	232	337	445
Long-term debt	461	114	380	206	225	281	420
One third of rents, net of income from subleases	8	8	19	17	17	18	22
Total fixed charges	588	174	531	314	474	636	887
Earnings before taxes and cumulative effect of accounting change based on income and fixed charges	$1,402	$1,142	$2,486	$1,819	$1,832	$1,207	$1,787

Ratio of earnings to fixed charges	2.38	6.56	4.68	5.79	3.86	1.90	2.01

Including interest on deposits

Total fixed charges (as above)	$588	$174	$531	$314	$474	$636	$887
Add : Interest on deposits	723	318	825	666	974	1,904	2,334
Total fixed charges and interest on deposits	$1,311	$492	$1,356	$980	$1,448	$2,540	$3,221

Earnings before taxes and cumulative effect of accounting change based on income and fixed charges (as above)	$1,402	$1,142	$2,486	$1,819	$1,832	$1,207	$1,787
Add : Interest on deposits	723	318	825	666	974	1,904	2,334
Total	$2,125	$1,460	$3,311	$2,485	$2,806	$3,111	$4,121

Ratio of earnings to fixed charges	1.62	2.97	2.44	2.54	1.94	1.22	1.28